UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

HD SUPPLY HOLDINGS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Dan S. McDevitt

General Counsel and Corporate Secretary

3400 Cumberland Boulevard

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Persons Filing Statement)

Copy to:

Robert A. Profusek

R. Kenneth Boehner

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 581-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by HD Supply Holdings, Inc., a Delaware corporation (“HD Supply” or the “company”). The Schedule 14D-9 relates to the tender offer by Coronado Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of The Home Depot, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 24, 2020, pursuant to which Purchaser has offered to purchase all of the outstanding shares of the company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $56.00 per Share, net to the holder thereof, in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2020, and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Schedule 14D-9 mailed to Company Shareholders on the date hereof reflects the changes set forth in this Amendment below.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by removing the footnote reference “(3)” and adding a new footnote reference “(1)” immediately after the words “Capital Expenditures” and adding a new footnote reference “(1)” immediately after the words “Unlevered Free Cash Flow” in the table contained in the section titled “Certain Unaudited Prospective Financial Information.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the footnote “(1)” and accompanying text following the table contained in the section titled “Certain Unaudited Prospective Financial Information” with the following:

“(1)	Net Sales, Adjusted EBITDA, Capital Expenditures and Unlevered Free Cash Flow for fiscal 2020 have been restated to exclude the results of the White Cap business.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the footnote “(3)” and accompanying text following the table contained in the section titled “Certain Unaudited Prospective Financial Information” with the following:

“(3)	Free Cash Flow includes the results of HD Supply’s White Cap business through October 19, 2020, the date of its disposition.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HD SUPPLY HOLDINGS, INC.

By:	/s/ Evan J. Levitt
Name:	Evan J. Levitt
Title:	Senior Vice President, Chief Financial Officer and Chief Administrative Officer

Date: November 24, 2020